Exhibit 99.1

AirMedia Announces the Appointment of Chief Financial Officer

BEIJING, March 5, 2019, AirMedia Group Inc. ("AirMedia" or the "Company") (Nasdaq: AMCN), an operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers as well as a first-mover in the travel Wi-Fi market, today announced the appointment of Mr. Li Xin as chief financial officer (the "CFO") of the Company, effective March 1, 2019.

Mr. Li Xin has extensive experience in the management of companies and connections in the investment sector. Prior to joining the Company, Mr. Li was an assistant to president and the CFO of Grass Green Group, where he led several investment and M&A projects, both domestically and internationally. Before joining Grass Green Group, Mr. Li was a managing director of CICFH Fund Management Co., Ltd. (the “CICFH”) and concurrently served as CFO of the fund’s portfolio company in 2016 and 2017. Prior to joining CICFH, Mr. Li held senior professional positions in several large investment institutions. Mr. Li received a MBA degree from Duke University in 2006 and a bachelor's degree in international finance and accounting from Tsinghua University in 1999.

"It's my great honor to join AirMedia and I look forward to working with its management and finance team. AirMedia has made a lot of achievements in aviation Internet market which has laid a solid foundation for the future development. " Mr. Li said,“AirMedia has a clear vision for its future development and I hope to help the Company to meet its strategic objectives."

Mr. Herman Guo, CEO of AirMedia Group commented ," We are pleased to have such an experienced professional as Mr. Li Xin to join the Company and its management team, and I expect to leverage Mr. Li’s substantial financial and business expertise in his current position with AirMedia. Mr. Li will be an important supplement to the Company and its management team," Mr. Guo continues, " Mr. Li will contribute on the Company’s financial strategy helping AirMedia to advance further in the aviation Internet market."

About AirMedia Group Inc.

Incorporated in 2007 and headquartered in Beijing, China, AirMedia Group Inc. (AMCN) is an operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers as well as a first-mover in the travel Wi-Fi market. AirMedia sells advertisements on the routes operated by several Chinese airlines and also has concession rights to operate the Wi-Fi systems on trains administered by several railway administrative bureaus in China. For more information, please visit http://www.airmedia.net.cn.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company's business strategies and initiatives as well as the Company's business plans; the Company's future business development, results of operations and financial condition; expected changes in the Company's revenue and certain cost or expense items; trends and competition in China; general economic and business conditions in China; and other risks detailed in the Company's filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For more information, please contact:

Company Contact:

Yan Liu

Director, Investor Relations

AirMedia Group Inc.

Tel: +86-10-8460-8678

Email: ir@ihangmei.com